

February 14, 2017

By E-Mail

Eleazer Klein, Esq.
Schulte Roth & Zabel
919 Third Avenue
New York, NY 10022

> **Re:** **Immunomedics, Inc.**
> **Definitive Additional Soliciting Materials**
> **Filed on February 10, 2017 by venBio Select Advisor LLC, et. al.**
> **File No. 000-12104**

Dear Mr. Klein:

We have reviewed your filing and have the following comments.

1. You must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. We note the statements listed below. Provide us supplementally, or disclose, the factual foundation for your beliefs relating to the violation of the current directors' fiduciary duties as well as generally acting in bad faith, among other statements or suggestions. In this regard, note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a-9.

    -   That the company is "blatantly spurning the will of stockholders" in announcing its agreement with Seattle Genetics. In this respect, address also how the will of the company's security holders has manifested itself.
    -   That the current board is "afraid of losing proxy contest and is resorting to desperate measures…"
    -   That security holders "lack confidence in current board and management." In this respect, address also how the will of the company's security holders has manifested itself.
    -   That the announcement of the agreement is "a blatant and shameful maneuver by the current Board and management to manipulate the outcome of the upcoming Annual Meeting and entrench themselves at the expense of stockholders' best interests…"
    -   That the board's explanation about the timing of the agreement with Seattle Genetics is "preposterous and clearly disingenuous…"
    -   That the statements of the current board "cannot be trusted, and their credibility with stockholders has long ago been squandered."
    -   That Seattle Genetics "appears to have aided and abetted the Board's breach of its fiduciary duties…"

- That "the current Board has hastily given away their 'crown jewel'…"
- That the Board is employing "manipulative tactics."

2.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Provide support for your statement listed below:

- That the "six business day 'go-shop' period is absurdly short and lacks credibility…"
- That the proxy advisory firms' reports highlight support from other security holders. In this respect, we note that you refer to multiple security holders but name only one.
- That the market's reaction to the announcement of the agreement has been "unenthusiastic."
- That the agreement is "poor."
- Your statement that "A proper governance process would allow stockholders to vote on the composition of the Board first and then allow the newly elected Board to make material decisions regarding the fate of the company after the election." In this respect, provide us support for what is a "proper governance process" and explain why the current board needs, in your view, to defer to a future board, whatever its composition.
- That you have received "overwhelming support" *including* the support of the proxy advisory firms.

3.   We note your disclosure that, at the annual meeting, the current board is facing a "likely defeat." With a view toward revised disclosure, please tell us the basis for such belief. Note Rule 14a-9 and note (d) therein.

Please direct any questions to me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions